UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on November 11, 2015

Macy’s and Luxottica Group sign exclusive agreement

to open LensCrafters licensed departments

in as many as 500 Macy’s stores over three years

Cincinnati, Ohio and Milan, Italy, November 11, 2015 — Macy’s, Inc. (NYSE: M), one of the premier retailers in the United States, and Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, today announced an agreement to bring the LensCrafters optical retail experience to as many as 500 Macy’s department stores in the U.S. over the next three years.

The licensed department agreement builds on a successful relationship between the two companies that has resulted in the opening of approximately 670 of Luxottica’s Sunglass Hut locations within Macy’s stores to date. Together, Macy’s and Sunglass Hut have more than tripled the size of the sunglass business at Macy’s in the past six years.  Using a proven model for success, LensCrafters, a leader in quality eye care, will now be the exclusive optical retailer of Macy’s and the first optical retail brand to expand nationally in a major department store. Macy’s will be the exclusive department store host of LensCrafters shops.

LensCrafters will open its first new Macy’s location in April of 2016, with the goal of opening approximately 100 locations by the end of next year. The stores will feature a new design concept created specifically for Macy’s customers, offering top fashion and luxury eyewear from brands including Ray-Ban, Oakley, Prada and Armani.  Each department will be staffed by a LensCrafters affiliated optometrist, offer the industry’s most advanced eye care equipment and leverage the brand’s existing lab network to ensure the highest level of service. Macy’s 35 million customers will have access to the broadest assortment of premium frames, along with a unique in-store digital experience that includes lens simulators and virtual try-on technology.

“We look forward to welcoming LensCrafters into Macy’s stores nationwide and to deepening our successful relationship with Luxottica,” said Jeff Gennette, President of Macy’s, Inc. “In particular, LensCrafters reinforces Macy’s commitment to the health and wellness of our customers. Eye health is critical to everyone’s personal well-being, and easy in-store access to LensCrafters optometrists, personalized service and fashionable product assortment dovetail well with Macy’s strengths. As with Sunglass Hut, LensCrafters will enhance the productivity of our stores and strengthen Macy’s as a shopping destination.”

“Macy’s and Luxottica have a successful history together. Our relationship is built around a shared mission of providing customers with the highest quality products, a passion for style and a broad brand portfolio able to meet diverse consumer choices,” said Adil Khan, CEO of Markets, Luxottica Group.  “The optical retail industry has incredible growth potential in North America and we see this agreement as a long-term investment in our customers’ eyes.  Macy’s has a highly-engaged, influential customer — we will serve them to the highest standard with an optical experience that is uniquely LensCrafters.”

Macy’s Inc. contact:

Jim Sluzewski

Senior Vice President — Corporate Communications and External Affairs

Ph.: 513-579-7764

e-mail: Jim.Sluzewski@macys.com

Luxottica Group contact:

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39(02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Macy’s Inc.

Macy’s, Inc., with corporate offices in Cincinnati and New York, is one of the nation’s premier retailers, with fiscal 2014 sales of $28.105 billion. The company operates about 885 stores in 45 states, the District of Columbia, Guam and Puerto Rico under the names of Macy’s, Bloomingdale’s, Bloomingdale’s Outlet, Macy’s Backstage and Bluemercury, as well as the macys.com, bloomingdales.com and bluemercury.com websites. Bloomingdale’s in Dubai is operated by Al Tayer Group LLC under a license agreement.

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bvlgari, Chanel, Dolce & Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany and Versace.  The Group’s global wholesale distribution covers 130 countries and is complemented by an extensive retail network of over 7,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. In 2014 Luxottica posted sales of over 7.6 billion euro and had approximately 78,000 employees.  More information available at www.luxottica.com.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: November 12, 2015		MICHAEL A. BOXER
Group General Counsel